UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Amendment

CURRENT REPORT

PURSUANT TO REGULATION A

Pursuant to Rule 257(b)(4) of Regulation A

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED)

June 24, 2019

PUNCH TV STUDIOS, INC.

(Exact name of registrant as specified in its charter)

Delaware	46-5033791
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

11705 Willake Street Santa Fe Springs, CA. 90670

(Address of principal executive offices) (Zip code)

(323) 489-8119

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address if changed since last report)

Punch TV Studios Board Resolution Amendment

On June 10, 2019, The Board of Directors and the shareholders of Punch TV Studios voted to amend the Shareholders Resolution Vote

Item 1. Fundamental Changes (Submission of Resolutions to a Vote of Shareholders).

“Proposal 2 – Resolution to Vote for shares to be transferred to PunchFlix Inc: Do you agree with the transfer of your shares on a share for share basis with PunchFlix, Inc.? “

That was voted upon in the emergency meeting of the stockholders held on November 3, 2018,

Which states:

Proposal 1 – Resolution to Vote for an Asset Purchase Agreement: Do you agree with the resolution in regard to the Asset Purchase of Punch TV Studios assets to PunchFlix, Inc?  The stockholders agree with the resolution in regard to the Asset Purchase of Punch TV Studios. The affirmative vote of holders of a majority of the outstanding shares of Punch TV Studios common stock, was required to approve the Resolution. Stockholders voted as follows:

Punch TV Studios common stock, voting as a separate class:

For	Against	Abstained

7,912,891	58,530	75,801,703

Proposal 2 – Resolution to Vote for shares to be transferred to PunchFlix Inc: Do you agree with the transfer of your shares on a share for share basis with PunchFlix, Inc.?  The stockholders agree with the resolution in regard to the transfer of your shares on a share for share basis with PunchFlix, Inc. The affirmative vote of the shareholders of a majority of the outstanding shares of Punch TV Studios common stock, was required to approve the Resolution.

Stockholders voted as follows:

For	Against	Abstained

7,941,362	58,530	75,772,78

Joseph Collins CEO and majority shareholder of Punch TV Studios abstained from voting on these resolutions.

Based on these results, and consistent with the recommendation of the Punch TV Studios Board of Directors, Punch TV Studios intends to move forward in the direction voted on by the majority of the shareholders.

Has been amended to:

Proposal 1 – Resolution to Vote for an Asset Purchase Agreement: Do you agree with the resolution in regard to the sale of certain Assets Purchase of Punch TV Studios to PunchFlix, Inc?  The stockholders agree with the resolution in regards to the Asset Purchase of Punch TV Studios. The affirmative vote of the shareholders of a majority of the outstanding shares of Punch TV Studios common stock, was required to approve the Resolution. Stockholders voted as follows:

Proposal 2 – Resolution to Vote for shares to be transferred to PunchFlix Inc: Do you agree with the transfer of your shares on a share for share basis with PunchFlix, Inc.? The stockholders agree with the resolution. By the majority vote of the shareholders, which includes CEO Joseph Collins, it has decided that as a result of the Asset Purchase Agreement dated June 14, 2018 to PunchFlix, for the purchase price of $366,789.47 PunchFLIX will to issue Punch TV Studios 80,700,000, with 71,200,000 shares to Joseph Collins for becoming the CEO of PunchFLIX and 9,5000.00 shares to Punch TV Studios. Punch TV Studios intends to divide these shares between its shareholders on a share for share basis. However, at this time no shares have been issued to the shareholders of the company.  Punch TV Studios, Inc. is planning to issue these shares after it has obtain the appropriate qualification or applicable exemption by the Security Exchange Commission.

The resolution was carried forward by a majority vote of 76,700,000.

Based on these results, and consistent with the recommendation of the Punch TV Studios Board of Directors, Punch TV Studios intends to move forward in the direction voted on by the majority of the shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Punch TV Studios Inc.

By:	/s/ Joseph Collins
Joseph Collins
Chief Executive Officer

Dated: July 24, 2019